UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#401, 750 West Pender Street, Vancouver, BC V6C 2T7  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F  ☐

The information contained in this report and the exhibits hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Liquid Media Group Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

On May 9, 2023, the Company received a notice of default from an institutional investor of a $3.125 million, 20% original issue discount convertible debenture that was issued pursuant to a securities purchase agreement and related agreements between the Company and the institutional investor on February 22, 2023.

The Company is evaluating its rights under the securities purchase and related agreements.

A news release announcing the default notice is attached as Exhibit 99.1.

Exhibit No.	Document
99.1	News Release dated March 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Donna Moroney
Donna Moroney
Corporate Secretary

Date:	May 9, 2023